Exhibit 99.1

[Bookham Technology plc Logo]

Embargoed not for publication before 7.00 am BST on Thursday June 10, 2004

Bookham Technology plc

announces completion of the acquisition of Onetta, Inc.

Oxfordshire, UK – June 10, 2004:  Following the completion today of the acquisition of Onetta, Inc. by Bookham Technology plc (“Bookham”), admission is expected later today of the 27,640,300 ordinary shares of Bookham, issued as consideration for the acquisition, to the Official List and to trading on the London Stock Exchange’s market for listed securities.

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For further information, please contact

Sharon Ostaszewska
Bookham Technology

Tel:  +44 (0) 1235 837000